

June 12, 2013

Via E-mail
Ms. Lauralee E. Martin
Executive Vice President and Chief Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601

>   **Re: Jones Lang LaSalle Incorporated**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed on February 26, 2013**
>   **File No. 001-13145**

Dear Ms. Martin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1) You refer on your website to $3 billion in total development value in the countries of Lebanon, Syria and Jordan over the past two years. Additionally, we note an article published in March 2010 referring to your work in Sudan. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any information, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2) Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition…, page 54

Results of Operations, pages 63-68

3) We note that fluctuations within your results of operations can generally be attributed to strong increases across all product categories and various types of growth. In your response letter dated June 13, 2012, you indicated to the extent a general description of elements of operating results are used, you would expand your disclosure to enhance those descriptions by identifying and quantifying performance indicators and other factors that are utilized by management to assess productivity for the relevant major product categories and to describe variances in your operating results. Based on the above, it does not appear you have made the requested disclosure. Please ensure this information is included in all future periodic filings. Additionally, include a discussion of the countries within each segment that are driving results and disclose the significant comparable exchange rates relating to your international operating results. Include an example of your intended disclosure within your response.

Financial Statements

Consolidated Statements of Cash Flows, page 83

4) We note you have international operations. Please tell us how you have complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

Notes to Consolidated Financial Statements, page 84

5. Investments in Real Estate Ventures, page 103

5) In future filings, please describe the specific events or changes in circumstances management considers that could indicate the carrying amount of real estate assets underlying one of your investments in real estate may be impaired. Within your response, include an example of your intended disclosure.

7. Retirement Plans, page 107

6) We note that your actual return on plan assets is significantly higher than the expected return on plan assets disclosed on page 108. Topic ASC 715-20-50(r) requires an explanation of any significant change in the benefit obligation or plan assets not otherwise apparent in other disclosures. Please tell us why your actual return on plan assets is significantly higher than your expected and prior year return. In future filings, please disclose this information. Within your response, include an example of your intended disclosure.

8. Income Taxes, page 110

7) Please provide a description of the items included in the return to provision adjustment on your income tax rate reconciliation.

8) Topic ASC 740-30-50-2 requires the following information to be disclosed whenever a deferred tax liability is not recognized:

   • A description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those temporary differences to become taxable

   • The cumulative amount of each type of temporary difference

   In future filings, please disclose this information. Within your response, include an example of your intended disclosure.

Schedule 14A

Summary Compensation Table, page 63

9) We note your disclosure in footnote (1). When compensation is paid in foreign currency, the values in the table should reflect the US dollar equivalent as of the payment date. Please revise in future filings that require Item 402 of Regulation S-K disclosure.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Mike McTiernan, Assistant Director at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief